Exhibit (a)(5)(a)

SCHNEIDER WALLACE COTTRELL

    BRAYTON KONECKY LLP

Michael C. McKay (023354)

8501 North Scottsdale Road, Suite 270

Scottsdale, Arizona 85253

Telephone: (480) 428-0144

Facsimile: (866) 505-8036

mmckay@schneiderwallace.com

ROBBINS GELLER RUDMAN

    & DOWD LLP

Randall J. Baron

A. Rick Atwood, Jr.

David T. Wissbroecker

Edward M. Gergosian

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: (619) 231-1058

Facsimile: (619) 231-7423

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA

IN AND FOR THE COUNTY OF MARICOPA

JOHN D’AGOSTINO, Individually and On	)	CASE NO.: CV2012-056375
Behalf of All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
	)	COMPLAINT FOR BREACH OF
vs.	)	FIDUCIARY DUTY
)
JDA SOFTWARE GROUP, INC.,	)
REDPRAIRIE CORPORATION, RP CROWN	)
PARENT, LLC, JAMES D. ARMSTRONG,	)
HAMISH BREWER, J. MICHAEL	)
GULLARD, RICHARD HADDRILL, JOCK	)
PATTON and ARTHUR C. YOUNG,	)
)
Defendants.	)	DEMAND FOR JURY TRIAL

Plaintiff, by his attorneys, submits this Complaint based upon self-dealing and breach of fiduciary duty against the defendants named herein.

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of JDA Software Group, Inc. (“JDA” or the “Company”) common stock against JDA, its Board of Directors (the “Board”) and RedPrairie Corporation and RP Crown Parent, LLC (“Parent”) (RedPrairie Corporation and Parent are collectively referred to herein as “RedPrairie”), arising out of their attempts to complete the sale of JDA to RedPrairie (the “Proposed Acquisition”). The Board was aided and abetted in its breaches of fiduciary duty by JDA and RedPrairie. This action seeks equitable relief only.

2. JDA is the leading provider of innovative supply chain management, merchandising and pricing excellence solutions worldwide. JDA empowers more than 2,700 companies of all sizes to make optimal decisions that improve profitability and achieve real results in the manufacturing, wholesale distribution, transportation, retail and services industries. JDA is a Delaware corporation headquartered in Scottsdale, Arizona.

3. On November 1, 2012, JDA and RedPrairie jointly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) under which RedPrairie will acquire the Company for $45.00 per share in cash (the “Announcement”). Under the terms of the Merger Agreement, entities affiliated with RedPrairie will effect a cash tender offer to acquire all outstanding shares of JDA common stock for just $45 per share. Upon completion of the transaction, JDA will operate as a stand-alone company within RedPrairie. JDA’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction. Defendants are working quickly to consummate the deal; absent judicial intervention, the tender offer will close before year end.

4. The Proposed Acquisition is the result of an unfair sales process designed to provide material benefits to Company insiders and liquidity for the Company’s Board and management, who collectively hold almost 2 million shares of JDA outstanding stock for which they will receive almost $90 million. The Board agreed to deliver the Company to RedPrairie in order to secure

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

material benefits for themselves as a result of the Proposed Acquisition. Plaintiff alleges upon information and belief that, as in most deals, all of the directors and Company management will obtain from the Proposed Acquisition special benefits (not available to JDA’s public shareholders), including millions of dollars for Company stock options, performance share units, performance accelerated restricted stock units, and restricted stock units whether or not vested or exercisable, which shall upon the merger become fully vested and exercisable. Furthermore, and based on the Company’s most recent proxy statement dated October 4, 2012, management who lose their positions after and as a result of the merger will also receive millions more for change of control payments, as the merger will be a triggering event under the senior executives’ employment contracts.

5. But that is not all. In addition to “cashing in” their illiquid holdings, certain member’s of Company management will be staying on board after the transaction. As announced on November 1, 2012, following completion of the transaction, defendant Hamish Brewer (“Brewer”), JDA’s President and Chief Executive Officer (“CEO”), is expected to lead the combined company as its CEO and a member of the RedPrairie board. Thus, certain members of JDA’s management will continue in their positions with RedPrairie following the conclusion of the Proposed Acquisition.

6. Furthermore, the Board’s financial advisor, J.P. Morgan, is also highly conflicted by a multi-million dollar contingent success fee, which it will only be paid if the Proposed Acquisition closes.

7. Because defendants dominate and control the business and corporate affairs of JDA and are in possession of private corporate information concerning JDA’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of JDA, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

8. In short, the Proposed Acquisition is designed to unlawfully divest JDA public stockholders of their holdings without providing them with a fair process or a fair price, in accordance with their duty to maximize shareholder value. Plaintiff seeks to enjoin the Proposed Acquisition unless and/or until defendants cure their breaches of fiduciary duty. This action seeks equitable relief only, and is not removable.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

JURISDICTION AND VENUE

9. This Court has jurisdiction over the cause of action asserted herein pursuant to Ariz. R. Civ. P. 4.2(a) and under A.R.S. §12-123 because this case is a cause not given by statute to other trial courts. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and/or maintains operations in this County, or is an individual who resides in this County or has sufficient minimum contacts with Arizona so as to render the exercise of jurisdiction by the Arizona courts permissible under traditional notions of fair play and substantial justice.

10. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to JDA shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

11. Plaintiff John D’Agostino is, and at all times relevant hereto was, a shareholder of JDA.

12. Defendant JDA is a publicly traded Delaware corporation. JDA’s headquarters are located at 14400 North 87th Street, Scottsdale, Arizona 85260. JDA is sued as an aider and abettor herein.

13. Defendant RedPrairie Corporation is headquartered in Alpharetta, Georgia. RedPrairie Corporation is sued as an aider and abettor herein.

14. Defendant Parent is a limited liability company affiliated with RedPrairie Corporation, and is sued herein as an aider and abettor.

15. Defendant Brewer is, and at all relevant times has been, JDA’s CEO, President and a member of the Board.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

16. Defendant James D. Armstrong is, and at all relevant times has been a JDA director and the Chairman of JDA’s Board.

17. Defendant J. Michael Gullard is, and at all relevant times has been, a JDA director.

18. Defendant Richard Haddrill is, and at all relevant times has been a JDA director.

19. Defendant Jock Patton is, and at all relevant times has been a JDA director.

20. Defendant Arthur C. Young is, and at all relevant times has been a JDA director.

21. The defendants named above in ¶¶15-20 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

22. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of JDA, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of JDA. Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class (as defined below), and are choosing not to provide shareholders with all the information necessary to make an informed decision in connection with the Proposed Acquisition. As a result of defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their JDA common stock in the Proposed Acquisition.

25. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

THE PROPOSED ACQUISITION

26. JDA is the leading provider of innovative supply chain management, merchandising and pricing excellence solutions worldwide. JDA empowers more than 2,700 companies of all sizes to make optimal decisions that improve profitability and achieve real results in the manufacturing, wholesale distribution, transportation, retail and services industries. JDA is a Delaware corporation headquartered in Scottsdale, Arizona.

27. On November 1, 2012, JDA and RedPrairie jointly announced that they had entered into the Merger Agreement under which RedPrairie will acquire the Company for $45.00 per share in cash. Under the terms of the Merger Agreement, entities affiliated with RedPrairie will effect a cash

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

tender offer to acquire all outstanding shares of JDA common stock for just $45 per share. Upon completion of the transaction, JDA will operate as a stand-alone company within RedPrairie. JDA’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction. Defendants are working quickly to consummate the deal; absent judicial intervention, the tender offer will close before year end.

28. The press release announcing the Proposed Acquisition states in pertinent part:

JDA and RedPrairie to Merge, Establishing Global Enterprise Software

Company that will Provide Customers Comprehensive Planning and

Execution Solutions

Combination will deliver unique capabilities that retailers and manufacturers require to meet the demands of hyper-connected consumers

…RedPrairie and JDA Software, recognized leaders in enterprise software and services for the extended supply chain, announced today that JDA and affiliates of RedPrairie have entered into a definitive merger agreement. The combined entity will offer a broad portfolio of solutions and services to manage global supply chains — from raw materials, to finished products, into the hands of consumers — through any channel.

Under the terms of the merger agreement, entities affiliated with RedPrairie will effect a cash tender offer to acquire all outstanding shares of JDA common stock for $45 per share. The $45 per share offer price represents a 33 percent premium to JDA’s stock price on October 26, 2012 — the day before market rumors surfaced stating JDA was exploring a sale. The offer price also represents a 16 percent premium to JDA’s all-time high stock price. The transaction has a total enterprise value of approximately $1.9 billion. The Board of Directors of JDA has approved the transaction, which will create one of the largest global software companies with combined revenues of over $1 billion.

To address ever-increasing complexities, manufacturers and retailers increasingly seek best-of-breed solutions and specialized domain expertise for planning and execution. JDA’s heritage of pioneering market-leading supply chain planning, merchandising and pricing solutions is a perfect strategic fit with RedPrairie’s heritage in warehousing, workforce management, store operations and e-commerce. This unique combination will provide retailers and manufacturers with extraordinary capabilities to meet the needs of hyper-connected, mobile consumers.

Following completion of the transaction, Hamish Brewer is expected to lead the combined company as its CEO. Mr. Brewer has more than 20 years of industry experience and a proven track record of successfully integrating large businesses.

RedPrairie’s CEO, Michael Mayoras will remain on the board of the combined company.

“This transaction generates tremendous value for JDA shareholders, offering them a meaningful premium for their shares,” said Hamish Brewer, president and CEO of JDA. “This is a strong combination of two leading companies with highly complementary product suites. It will give businesses the power to better manage

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

global commerce through a new world of capabilities. The combined company will have a unique ability to address our customers’ increasingly complex needs with a full spectrum of solutions for planning and execution across the entire value chain.”

Chairman of the Board of RedPrairie, Alok Singh commented, “We believe that this combined company will deliver a strong ROI and extraordinary customer value for both B2B and B2C enterprises. It will be the single best source of software products and domain expertise for manufacturers and retailers. Both companies share a history of innovation, including JDA’s leadership in cloud offerings and RedPrairie’s strength in workforce management and e-commerce.”

RedPrairie CEO, Michael Mayoras said, “This merger establishes a company perfectly suited to meet the evolving demands of the ‘always-on’ mobile consumer. Both companies have historically demonstrated their leadership in supply chain innovation. I look forward to committing myself to the success of this combined company because I believe it will provide extraordinary customer value.”

Transaction Highlights

The tender offer and merger are subject to customary closing conditions, including the satisfaction of the minimum tender condition in the tender offer that at least 79 percent of JDA’s outstanding shares on a fully diluted basis be tendered, and clearance from antitrust regulatory authorities. The transaction, which is expected to close by the end of 2012, will be funded with fully committed debt financing from Credit Suisse. In addition to contributing the current equity capital of RedPrairie, New Mountain Capital will also commit additional new cash equity to fund the transaction.

The Board of Directors of the combined company will be composed of the current members of the RedPrairie Board, including: Alok Singh, Michael Mayoras, Nanci Caldwell, Martin Hiscox, Lawrence Jackson, Thomas Manley, Peter Masucci, Tim Pawlenty and Janet Perna. Upon closing of the transaction, RedPrairie expects that Hamish Brewer will join the RedPrairie Board of Directors.

Greenhill & Co. acted as financial advisor to RedPrairie, and Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal counsel. Credit Suisse also served as a financial advisor to RedPrairie.

J.P. Morgan acted as financial advisor to JDA. DLA Piper LLP acted as legal counsel for JDA, and Cravath, Swaine & Moore LLP represented the independent directors of the Board of Directors of JDA.

29. The Proposed Acquisition is the result of an unfair sales process designed to provide material benefits to Company insiders and liquidity for the Company’s Board and management, who collectively hold almost 2 million shares of JDA outstanding stock for which they will receive almost $90 million. The Board agreed to deliver the Company to RedPrairie in order to secure material benefits for themselves as a result of the Proposed Acquisition. Plaintiff alleges upon information and belief that, as in most deals, all of the directors and Company management will obtain from the Proposed Acquisition special benefits (not available to JDA’s public shareholders),

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

including millions of dollars for Company stock options, performance share units, performance accelerated restricted stock units, and restricted stock units whether or not vested or exercisable, which shall upon the merger become fully vested and exercisable. Furthermore, and based on the Company’s most recent proxy statement dated October 4, 2012, management who lose their positions after and as a result of the merger will also receive millions more for change of control payments, as the merger will be a triggering event under the senior executives’ employment contracts.

30. But that is not all. In addition to “cashing in” their illiquid holdings, certain member’s of Company management will be staying on board after the transaction. As announced on November 1, 2012, following completion of the transaction, defendant Brewer, JDA’s President and CEO, is expected to lead the combined company as its CEO and a member of the RedPrairie board. Thus, certain members of JDA’s management will continue in their positions with RedPrairie following the conclusion of the Proposed Acquisition.

31. Furthermore, the Board’s financial advisor, J.P. Morgan, is also highly conflicted by a multi-million dollar contingent success fee, which it will only be paid if the Proposed Acquisition closes.

32. Because defendants dominate and control the business and corporate affairs of JDA and are in possession of private corporate information concerning JDA assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of JDA, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

33. In short, the Proposed Acquisition is designed to unlawfully divest JDA public stockholders of their holdings without providing them with a fair process or a fair price, in accordance with their duty to maximize shareholder value. Plaintiff seeks to enjoin the Proposed Acquisition unless and/or until defendants cure their breaches of fiduciary duty. This action seeks equitable relief only, and is not removable.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SELF-DEALING

34. By reason of their positions with JDA, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of JDA, and especially the true value and expected increased future value of JDA and its assets, which they have not disclosed to JDA public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of JDA public shareholders.

35. The Proposed Acquisition is wrongful, unfair and harmful to JDA public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of JDA on terms that do not adequately value the Company. Accordingly, the Proposed Acquisition will only benefit the Individual Defendants and RedPrairie.

36. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	withdraw their consent to the sale of JDA and allow the shares to trade freely, without impediments;

•	act independently so that the interests of JDA public stockholders will be protected;

•

adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of JDA public stockholders; and

•	disclose all material information to the Company’s shareholders about the Proposed Acquisition.

37. As a result of defendants’ conduct, JDA public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, defendants are obligated to maximize shareholder value, not structure a preferential deal for themselves. The Proposed Acquisition, as structured, does not represent the maximized value that JDA shareholders are entitled to.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLASS ACTION ALLEGATIONS

38. Plaintiff brings this action individually and as a class action on behalf of all holders of JDA stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

39. This action is properly maintainable as a class action.

40. The Class is so numerous that joinder of all members is impracticable. According to JDA’s U.S. Securities and Exchange Commission filings, there were more than 42 million shares of JDA common stock outstanding as of July 31, 2012.

41. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether the defendants are unjustly enriching themselves and other insiders or affiliates of JDA;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the Individual Defendants have breached their fiduciary duties of candor to plaintiff and the other members of the Class in connection with the Proposed Acquisition by failing to disclose all material information concerning the Proposed Acquisition;

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(g) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives, including offers from interested parties for the Company or its assets; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

42. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

43. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

44. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

45. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

46. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and Aiding and Abetting

Breach of Fiduciary Duties Against All Defendants

47. Plaintiff repeats and realleges each allegation set forth herein.

48. The Individual Defendants, aided and abetted by JDA, RedPrairie Corporation and Parent, have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor, and independence owed to the public shareholders of JDA and have acted to put their personal interests ahead of the interests of JDA shareholders.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

49. By the acts, transactions and courses of conduct alleged herein, the defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in JDA.

50. The Individual Defendants, aided and abetted by JDA, RedPrairie Corporation and Parent, have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with RedPrairie without regard to the fairness of the transaction to JDA shareholders and by failing to disclose all material information concerning the Proposed Acquisition to such shareholders.

51. As demonstrated by the allegations above, the Individual Defendants, aided and abetted by JDA, RedPrairie Corporation and Parent, breached their duties of loyalty, good faith, candor and independence owed to the shareholders of JDA because, among other reasons:

(a) they failed to take steps to maximize the value of JDA to its public shareholders and took steps to avoid competitive bidding, to cap the price of JDA stock, and to give the Individual Defendants an unfair advantage and purposefully avoid a proper auction, by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b) they failed to properly value JDA;

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition; and

(d) they failed to disclose all material information that would permit JDA stockholders to cast a fully informed vote on the Proposed Acquisition.

52. Because the Individual Defendants dominate and control the business and corporate affairs of JDA, and are in possession of private corporate information concerning JDA assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of JDA which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

53. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, aided and abetted by JDA, RedPrairie Corporation and Parent, have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

54. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of JDA valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class. Moreover, unless the Proposed Acquisition is enjoined by the Court, defendants will not engage in arm’s-length negotiations on the Proposed Acquisition’s terms, and will not supply to JDA stockholders sufficient information to enable them to cast informed votes on the Proposed Acquisition and may consummate the Proposed Acquisition, all to the irreparable harm of plaintiff and the other members of the Class.

55. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

56. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

D. Directing defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of JDA shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

E. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: November 1, 2012	SCHNEIDER WALLACE COTTRELL BRAYTON KONECKY LLP

/s/ Michael C. McKay
Michael C. McKay

8501 North Scottsdale Road, Suite 270
Scottsdale, AZ 85253
Telephone: (480) 428-0144
Facsimile: (866) 505-8036
mmckay@schneiderwallace.com

ROBBINS GELLER RUDMAN & DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: (619) 231-1058
Facsimile: (619) 231-7423

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

GOLDFARB LLP
HAMILTON LINDLEY
2501 N. Harwood Street, Suite 1801
Dallas, Texas 75201
Telephone: (214) 583-2233
Facsimile: (214) 583-2234

Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTY